Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 30 DATED MARCH 6, 2024
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose a credit facility that has been obtained by a joint venture in which we are a member together with a fund that is advised by our Manager.

Credit Facility

On March 5, 2024, the Company announced that Fundrise SFR JV 2 Portfolio, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) previously obtained the initial draw pursuant to a Credit Agreement (the “JPM Credit Agreement”) the Borrowers entered into with JPMorgan Chase Bank, N.A, as agent for the lenders (the “Agent”), and the lenders from time to time party thereto. Borrower LLC is an indirect subsidiary of a joint venture (the “SFR JV 2”) between Fundrise Growth eREIT VII, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries.

The Credit Agreement provides that an aggregate committed principal amount of $50 million will be made available to the Borrowers and may be borrowed subject to satisfaction of certain customary conditions. In the lenders’ discretion, the aggregate committed principal amount may be increased to $770 million.

The JPM Credit Agreement has a scheduled maturity date of June 2, 2025, that may be extended by the Borrowers to June 2, 2026, subject to certain customary conditions.

Under the JPM Credit Agreement, the Borrowers will pay certain fees to be payable upon each advance and a non-use fee which is determined based on the unfunded commitment amount. The JPM Credit Agreement is secured by (i) certain guaranties, and (ii) all assets of the Borrowers, including real estate properties owned by the Borrowers, and, following a mortgage recordation event (as provided for in the Credit Agreement), first lien mortgages on the real estate properties. Additionally, the Agent has control over certain cash accounts.

The JPM Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, acceleration of other material indebtedness, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

The Company also issued a press release related to the credit facility, which may be found here.